Krave, Inc.

ANNUAL REPORT

3510 Ross Ave Suite 100
Dallas, TX 75204
(214) 929-3162
www.oomikitchen.com

This Annual Report is dated April 30, 2026.

BUSINESS

Company Overview

"Krave Inc dba oomi ("Krave" or the "Company") is a Corporation(organized under the laws of the state of Delaware that sells prepared food and beverages through multiple brands/food concepts created by Krave primarily through Krave's ordering platform (app and web page) and through third party marketplace services . The Company's business model consists of a digitally native, multi-brand restaurant concept with a physical location, where customers can order from a variety of brands for delivery, pick-up, or dine-in through a seamless tech-enabled experience focused on GenZ and millennials that value optionality and convenience but at the same time looking for a best in class product. We cater to busy professionals and families, and/or customers looking to place group orders from multiple brands or traditional catering orders. Our products which primarily consists in the sale of food and beverages is sold in Dallas through our retail location as well as through our online ordering platform and third party marketplace services such as Uber Eats

Krave Inc is building the restaurant of the future—where convenience, variety, and technology come together under one roof.

We operate a digitally native, multi-brand restaurant from a single physical location, allowing customers to mix and match from multiple virtual concepts in one seamless order—whether for delivery, pick-up, or dine-in. Our model maximizes kitchen efficiency, increases average order value, and gives customers more of what they want: flavor, speed, and flexibility.

Backed by a proven team with deep restaurant and finance experience, oomi is already generating revenue and building a strong local following. We're now raising capital to grow our brand portfolio and expand into one new location.

Join us as we reshape how people order and experience food.

The Company's Intellectual Property ("IP")

The Company applied for the trademark oomi with the USPTO and is in the final stages of reaching final approval and registration. Competitors and Industry

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Use of proceeds: Startup Capital
Date: March 11, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $120,000.00
Number of Securities Sold: 2,400,000
Use of proceeds: Founder Issuance
Date: January 26, 2023
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $965,000.00
Use of proceeds: Capital Expenditures and start-up capital for first location
Date: November 02, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $1,920,000.00
Use of proceeds: Marketing, concept development, technology and G&A
Date: July 22, 2025
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Preferred Stock - Reg CF
Final amount sold: $74,160.10
Use of proceeds: Given the amount raised was lower than intended, funds were used primarily to cover legal, accounting, and marketing expenses related to the offering.
Date: July 22, 2025
Offering exemption relied upon: Section 4(a)(6)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue for fiscal year 2024 was $1,403,497 compared to $1,599,612 in fiscal year 2025. Our growth was primarily driven by increased order volume across third-party channels and a strong uptick in catering sales. Between 2024 and 2025, we grew our brand portfolio and worked on optimizing our store fronts with Uber Eats for a more efficient and effective use of ad spend and promotions to drive sales. We also continued to run targeted social media advertising and influencer marketing efforts that increased brand awareness and customer acquisition.

Cost of Sales

Cost of Sales for fiscal year 2024 was $587,780 compared to $ 631,368 in fiscal year 2025.

The increase in our total Cost of Sales was primarily driven by higher sales volume. However, as a percentage of sales, our Cost of Sales declined year-over-year from 2024 to 2025 by 2.4% thanks to more efficient pricing and operational controls.

Gross Margins

Gross margins for fiscal year 2024 were $815,718 compared to $968,243 in fiscal year 2025.

The increase in our total Gross Margin was primarily driven by higher sales volume, with additional contribution from an improvement in our Cost of Sales as a percentage of sales.

Expenses

Expenses

Expenses for fiscal year 2025 were $1,546,859 compared to $1,572,468 in fiscal year 2024. This reduction was primarily driven by a reduction in our overhead labor expenses and more efficient operations.

Historical results and cash flows:

The Company is currently in a growth stage and is generating revenue. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because prior year cash flows reflect the investments we made in brand development—across our nine proprietary concepts—along with spending on technology, research and development, brand awareness marketing, legal expenses related to capital raising and trademark registrations, and the natural learning curve associated with building an innovative new concept. Past cash was primarily generated through product sales and equity investments. Our goal is to achieve enterprise-level cash flow positivity with the opening of our second location. We project that our second location, combined with our first, will generate sufficient cash flow to cover our current general and administrative expenses. We also expect continued growth in brand awareness and given our consistently high customer reviews. Catering growth will also continue to contribute higher margin sales in our first location, which should increase its contribution margin.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $7,960.

Debt

Creditor: Origin Bank
Outstanding balance: $150,000.00
Interest rate: Fixed 7% per annum
Material terms: Term of 24 months with a 36-month amortization.
Maturity Date: January 28, 2028
Rights: Business and personal guarantees (Markus Pineyro and Adrian Saide-Jacaman)

Creditor: Adrian Saide-Jacaman
Outstanding balance: $69,000.00
Interest rate: 0%

Creditor: Markus Pineyro
Outstanding balance: $4,000.00
Interest rate: 0%

Creditor: Square
Outstanding balance: $9,913
Revenue-based financing (Stripe Capital / Square Capital), repaid via % of daily sales

Creditor: Stripe
Outstanding balance: $25,833
Revenue-based financing (Stripe Capital / Square Capital), repaid via % of daily sales

Creditor: Toast
Outstanding balance: $6,340
Revenue-based financing (Toast POS), repaid via % of daily sales

Creditor: Leaf Equipment Financing
Outstanding balance: $72,176
Equipment lease obligations

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Markus Pineyro

 Markus Pineyro's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Executive Officer and Principal Accounting Officer
• Dates of Service: August 2021 — Present
• Responsibilities: Overall vision, strategy and performance of the company. He also focuses on new concept development, marketing and promotional strategies and technology. Markus does currently receive salary compensation of $75,000 for this role.

Name: Adrian Saide-Jacaman

 Adrian Saide-Jacaman's current primary role is with Steak n Shake. Adrian Saide-Jacaman currently services approximately 10 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co-Founder & Board Member
• Dates of Service: January 2021 — Present
• Responsibilities: I'm one of the three co-founders. My role has been primarily with consulting and advising the company with fundraising, strategy of the business and financial matters.

Other business experience in the past three years:

• Employer: Zalat Inc
Title: Chief Financial Officer
Dates of Service: June 2021 — January 2025
Responsibilities: As CFO of Zalat Inc., Adrian oversaw all financial functions, including treasury, accounting, FP&A, equity fundraising, and bank relationships. I also led departments such as procurement and HR, and partnered with the CEO on strategy and legal matters.

• Employer: Steak n Shake
Title: CFO of Franchise System
Dates of Service: January 2025 — Present
Responsibilities: As CFO for Steak n Shake Adrian works closely to support to both Traditional and Partner Franchise business segments, and oversee all financial matters for Steak 'n Shake's International business.

Name: Rogelio Herrera Ledezma

 Rogelio Herrera Ledezma's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Operating Officer
• Dates of Service: August 2021 — Present
• Responsibilities: As COO of Krave Inc, Rogelio oversees all aspects of Operations and Human Resources, including training, recruiting, operational execution and efficiency, quality and strategy.   - He also leads the development and optimization of systems. Rogelio currently receives salary compensation of $75,000 for this role.

Name: Enrique Omar Ramírez Villalpando

Enrique Omar Ramírez Villalpando's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member
• Dates of Service: January 2025 — Present
• Responsibilities: Board member responsibilities. Enrique doesn't currently receive salary compensation for his role as a board member with Krave Inc.

Other business experience in the past three years:

• Employer: Mensajeria y Paqueteria Viva, SA de CV
Title: Franchisee Owner
Dates of Service: January 2013 — Present
Responsibilities: Franchisee owner responsible for running the business and leading employees. General management.
• Employer: Grupo de Verificentros
Title: Director of Operations
Dates of Service: February 2024 — Present
Responsibilities: General manager and supervisor of multiple vehicle inspection stations in the state of Mexico. Plan and implement strategic plans to improve efficiency and quality of service. Coordinate with regulatory entities to ensure compliance with environmental regulations.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Shares
Stockholder Name: Markus Pineyro
Amount and nature of Beneficial ownership: 3,200,000
Percent of class: 24.65%

Title of class: Series Seed-3 Preferred Shares
Stockholder Name: Markus Pineyro
Amount and nature of Beneficial ownership: 487,154
Percent of class: 24.65%

Title of class: Common Shares
Stockholder Name: Adrian Saide-Jacaman
Amount and nature of Beneficial ownership: 3,200,000
Percent of class: 24.65%

Title of class: Series Seed-3 Preferred Shares
Stockholder Name: Adrian Saide-Jacaman
Amount and nature of Beneficial ownership: 487,154
Percent of class: 24.65%

RELATED PARTY TRANSACTIONS

Name of Person: Adrian Saide-Jacaman
Relationship to Company: Co-founder and Board Member
Nature / amount of interest in the transaction: Note Payable for $69,000.
Material Terms: $69,000 loan with 0% interest

Name of Person: Markus Pineyro
Relationship to Company: Co-founder and CEO
Nature / amount of interest in the transaction: Note Payable for $4,000.
Material Terms: $4,000 loan with 0% interest

OUR SECURITIES

The Company has authorized Common Shares, Series Seed CF Preferred, Series Seed-1 Preferred Shares, Series Seed-2 Preferred Shares, and Series Seed-3 Preferred Shares.

Common Shares

Authorized: 18,000,000

Outstanding: 7,400,000
Voting Rights: One vote per share.
Material Rights:
Such rights include, namely:

- Distribution rights and preferences - No

- Liquidation rights and preferences – Junior to Series Seed-1 Preferred, Series Seed-2 Preferred, Series Seed-3 Preferred, and Series Seed-CF Preferred

- Dividend rights – Participates with Common

- Preemptive rights - No

- Right of first refusal - No

- Drag Along/Tag Along - Yes

See Exhibit F for additional information

Series Seed CF Preferred

Authorized: 2,500,000
Outstanding: 122,816
Material Rights:
Such rights include, namely:

- Distribution rights and preferences - No

- Liquidation rights and preferences - Senior to Common; Junior to SS-1 Preferred

- Dividend rights - Participates with Common

- Preemptive rights - No

- Right of first refusal - No

- Drag Along/Tag Along - Yes

See Exhibit F for additional information

Series Seed-1 Preferred Shares

Authorized: 3,100,000
Outstanding: 3,076,675
Voting Rights: 1:1 with common shares
Material Rights:
Such rights include, namely:

- Distribution rights and preferences - No

- Liquidation rights and preferences – Senior to common and Series Seed-CF, pari passu with Series Seed-2 and Series Seed-3

- Dividend rights – Participates with Common

- Preemptive rights - No

- Right of first refusal - No

- Drag Along/Tag Along - Yes

See Exhibit F for additional information

Series Seed-2 Preferred Shares

Authorized: 2,357,191
Outstanding: 2,357,191
Voting Rights: 1:1 with common shares
Material Rights:
Such rights include, namely:

- Distribution rights and preferences - No

- Liquidation rights and preferences – Senior to common and Series Seed-CF, pari passu with Series Seed-1 and Series Seed-3

- Dividend rights – Participates with Common

- Preemptive rights - No

- Right of first refusal - No

- Drag Along/Tag Along – Yes

See Exhibit F for additional information

Series Seed-3 Preferred Shares

Authorized: 2,137,189
Outstanding: 2,137,189
Voting Rights: 1:1 with common shares
Material Rights:
Such rights include, namely:

- Distribution rights and preferences - No

- Liquidation rights and preferences – Senior to common and Series Seed-CF, pari passu with Series Seed-1 and Series Seed-2

- Dividend rights – Participates with Common

- Preemptive rights - No

- Right of first refusal - No

- Drag Along/Tag Along - Yes

What it means to be a minority holder

As a minority holder of Series Seed CF Preferred of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing

player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series Seed-CF Preferred Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to

need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated

events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with No Voting Rights
TheSeries Seed-CF Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company and and all Company shareholders with liquidation preference over the Series Seed-CF Preferred Stock have received their liquidation preference have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series Seed-CF Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Krave Inc was formed on 01/13/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Krave Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that a micro food hall that offers optionality and convenience to eaters is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

The Company may pursuit intellectual property in the future that that might be vulnerable

The Company may pursuit intellectual property in the future. Intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. Due to the value of such intellectual property, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our long-term success is highly dependent on our ability to successfully identify and secure appropriate sites and timely develop and expand our operations in existing and new markets:
One of the key means of achieving our growth strategies will be through opening and operating new locations. The number and timing of new locations opened during any given period may be negatively impacted by number of factors including, without limitation: the identification and availability of attractive sites for new locations and the ability to negotiate suitable lease terms; the lack of development and overall decrease in commercial real estate due to a macroeconomic downturn; recruitment and training of qualified personnel in the local market; our ability to obtain all required governmental permits, including zonal approvals, on a timely basis; our ability to control construction and development costs of new locations competition in new markets, including competition for appropriate sites; failure of the landlords to timely deliver real estate to us; landlord delays; the proximity of potential sites to an existing restaurants, and the impact of cannibalization on future growth; anticipated commercial, residential and infrastructure development near our new locations; and the cost and availability of capital to fund construction costs and pre-opening expenses.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:
Food safety concerns, including food tampering or contamination; food-borne illness incidents; the safety of the food commodities we use; guest injury; security breaches of confidential guest or employee information; employment-related claims relating to alleged employment discrimination, wage and hour violations; labor standards or healthcare and benefit issues; or government or industry findings concerning our restaurants, restaurants operated by other foodservice providers, or others across the food industry supply chain. Social media for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our Company may be posted on such platforms at any time. Information

posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business.

Food safety and food-borne illness incidents may have an adverse effect on our business by not only reducing demand but also increasing operating costs:
Food safety is a top priority, and we dedicate substantial resources to help ensure that our guests enjoy safe, quality food products. However, food-borne illnesses and other food safety issues have occurred in the food industry in the past, and could occur in the future. A negative report or negative publicity, whether related to one of our locations or to a competitor in the industry, may have an adverse impact on demand for our food and could result in decreased guest traffic to our shops. A decrease in guest traffic to our shops as a result of these health concerns or negative publicity could materially harm our brand, business, financial condition and results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations:
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter into new markets. We believe that we have built our reputation on the high quality of our food and service, our commitment to our guests, our strong employee culture, and we must protect and grow the value of our brand in order for us to continue to be successful. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results:
Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

Limited number of suppliers for our major products and rely on one distribution company for the majority of our distribution program:
If our suppliers or distributors are unable to fulfill their obligations under our arrangements with them, we could encounter supply shortages and incur higher costs. We have a limited number of suppliers for our major products, including all beef, chicken, produce, packaging materials and other raw materials used in the production of food and beverages. Due to this concentration of suppliers, the cancellation of our supply arrangements with these suppliers or the disruption, delay or inability of these suppliers to deliver these major products to our restaurants may materially and adversely affect our results of operations while we establish alternative distribution channels

Restaurant industry is a highly competitive and our inability to compete effectively may affect our traffic, sales and restaurant-level operating profit margins, which could adversely affect our business, financial condition and results of operations:

We compete in the restaurant industry with national, regional and locally-owned and/or operated limited-service restaurants and full-service restaurants. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do, and many of our competitors are well-established in markets in which we have existing restaurants or intend to locate new ones. In addition, many of our competitors have greater name recognition in some of the local markets in which we have or plan to have additional restaurants. Any inability to successfully compete with the restaurants in our markets will place downward pressure on our guest traffic and may prevent us from increasing or sustaining our revenues and profitability. Our continued success depends in part on the continued popularity of our menu and customer experience. Consumer tastes, nutritional and dietary trends, traffic patterns and the type, number, and location of competing restaurants often affect the restaurant business, and our competitors may react more efficiently and effectively to those conditions. In addition, some of our competitors in the past have implemented programs that provide price discounts on certain menu offerings, and they may continue to do so in the future. If we are unable to continue to compete effectively, our traffic, sales and unit-level operating profit margins could decline and our business, financial condition and results of operations would be adversely affected.

New locations, once opened, may not be profitable, and the performance of our restaurants that we have experienced in the past may not be indicative of future results:
Our results may continue to be significantly impacted by the timing of new restaurant openings (often dictated by factors outside of our control), including landlord delays, associated pre-opening costs and operating inefficiencies. We typically incur the most significant portion of pre-opening expenses associated with a given restaurant within the three months preceding the opening. Our experience has been that labor and operating costs associated with a newly opened locations for the first several months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of sales. Our new restaurants could take more than 12 months to reach planned operating levels due to inefficiencies typically associated with new restaurants, including the training of new personnel, new market learning curves, inability to hire sufficient qualified staff and other factors. We may incur additional costs in new markets, particularly for transportation and distribution, which may impact the profitability of those restaurants. Accordingly, the volume and timing of new openings may have a material adverse impact on our profitability.

Our sales and profit growth could be adversely affected if the same store sales growth is less than we expect. The level of same store sales growth, which represents the change in year-over-year revenues for restaurants open for 15 months or longer, could affect our sales growth. Our ability to increase same store sales depends in part on our ability to successfully implement our initiatives to build sales. It is possible such initiatives will not be successful, that we will not achieve our target same store sales growth or that same store sales growth could be negative, which may cause a decrease in overall sales and profit growth that would adversely affect our business, financial condition or results of operations.

Opening new locations in existing markets may negatively affect sales at our existing restaurants
The consumer target area of our restaurants varies by location, depending on a number of factors, including population density, other local restaurants and attractions, area demographics and geography. As a result, the

opening of a new location in or near markets in which we already have a restaurant could adversely affect the sales of those existing ones. Existing restaurants could also make it more difficult to build our consumer base for new locations in the same market. Sales cannibalization among our restaurants may become significant in the future as we continue to expand our operations and could adversely affect our sales growth, which could, in turn, adversely affect our business, financial condition or results of operations.

Our failure to manage our growth effectively could harm our business and operating results.
Our growth plan includes a significant number of new restaurants in new and existing markets. Our existing management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to enhance these systems, procedures and controls and to locate, hire, train and retain management and operating personnel, particularly in new markets. We may not be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing infrastructure, or be able to hire or retain the necessary management and operating personnel, which could harm our business, financial condition or results of operations. These demands could cause us to operate our existing business less effectively, which in turn could cause a deterioration in the financial performance of our existing restaurants. If we experience a decline in the financial performance, we may decrease the number of or discontinue restaurant openings, or we may decide to close restaurants that we are unable to operate in a profitable manner.

Our plans to open new restaurants, and the ongoing need for capital expenditure at our existing ones, require us to spend capital.
Our growth strategy depends on opening new restaurants, which will require us to use cash flows from operations and net proceeds of this offering. We cannot assure you that cash flows from operations and the net proceeds of this offering will be sufficient to allow us to implement our growth strategy. If this cash is not allocated efficiently among our various projects, or if any of these initiatives prove to be unsuccessful, we may experience reduced profitability and we could be required to delay, significantly curtail or eliminate planned restaurant openings, which could have a material adverse effect on our business, financial condition and results of operations.   In addition, our business will require capital expenditures for the maintenance, renovation and improvement of existing restaurants to remain competitive and maintain the value of our brand standard. This creates an ongoing need for cash, and, to the extent we cannot fund capital expenditures from cash flows from operations, additional funds will need to be raised.

Increased food commodity and energy costs could decrease our restaurant-level operating profit margins or cause us to limit or otherwise modify our menu, which could adversely affect our business.
We do not own any real property and all of our restaurants are located in leased premises. The leases generally have initial terms of 10 years and typically provide for two renewal options in five-year increments as well as for rent escalations. Generally, our leases are net leases that require us to pay our share of the costs of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent. We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If we close a restaurant we nonetheless may be obligated to perform our monetary obligations under the

applicable lease, including, among other things, payment of the base rent for the balance of the lease term. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close restaurants in desirable locations. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available, we may not be able to service our lease expenses or fund our other liquidity and capital needs, which would materially affect our business.

We depend on key executive management
We depend on the leadership and experience of our key executive management. The loss of the services of any of our executive management members could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs, or at all. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for experienced, successful personnel in our industry. Our inability to meet our executive staffing requirements in the future could impair our growth and harm our business.

Our inability to identify qualified individuals for our workforce could slow our growth and adversely impact our ability to operate our restaurants.
We believe that our culture is the single most important factor to our success. Accordingly, our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified managers and associates to meet the needs of our existing restaurants and to staff new ones. A sufficient number of qualified individuals to fill these positions may be in short supply in some communities. Competition in these communities for qualified staff could require us to pay higher wages and provide greater benefits, especially if there is significant improvement in regional or national economic conditions. Any inability to recruit and retain qualified individuals may result in higher turnover and increased labor costs, and could compromise the quality of our service, all of which could adversely affect our business. Any such inability to retain or recruit qualified employees, increased costs of attracting qualified employees or delays in new restaurant openings could adversely affect our business and results of operations.

Unionization activities may disrupt our operations and affect our profitability.
Although none of our employees are currently covered under collective bargaining agreements, our employees may elect to be represented by labor unions in the future. If a significant number of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition or results of operations. In addition, a labor dispute involving some or all of our employees may harm our reputation, disrupt our operations and reduce our revenues, and resolution of disputes may increase our costs. Further, if we enter into a new market with unionized construction companies, or the construction companies in our current markets become unionized, construction and build out costs for new restaurants in such markets could materially increase.

Increased food commodity and energy costs could decrease our restaurant-level operating profit margins or cause us to limit or otherwise modify our menu, which could adversely affect our business.

Our profitability depends in part on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things cheese, meats, grains and produce. Prices may be affected due to market changes, increased competition, the general risk of inflation, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options.

These events, combined with other more general economic and demographic conditions, could impact our pricing and negatively affect our sales and restaurant-level operating profit margins. While we have been able to partially offset inflation and other changes in the costs of core operating resources by gradually increasing menu prices, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our menu pricing flexibility. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our guests without any resulting change to their visit frequencies or purchasing patterns. In addition, there can be no assurance that we will generate same-store sales growth in an amount sufficient to offset inflationary or other cost pressures. Our profitability also is adversely affected by increases in the price of utilities, such as natural gas, electric, and water, whether as a result of inflation, shortages or interruptions in supply, or otherwise. Our ability to respond to increased costs by increasing prices or by implementing alternative processes or products will depend on our ability to anticipate and react to such increases and other more general economic and demographic conditions, as well as the responses of our competitors and guests. All of these things may be difficult to predict and beyond our control. In this manner, increased costs could adversely affect the results of operations.

Higher health care costs and labor costs could adversely affect our business.

Increased health care and insurance costs could have a material adverse effect on our business, financial condition and results of operations. In addition, changes in federal or state workplace regulations could adversely affect our ability to meet our financial targets.

 Various federal and state labor laws govern our relationships with our employees and affect operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers' compensation rates, overtime, family leave, safety standards, payroll taxes, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. As our team members are paid at rates set above, but related to, the applicable minimum wage, further increases in the minimum wage could increase our labor costs. Significant additional government regulations could materially affect our business, financial condition and results of operations.

We are subject to many federal, state and local laws with which compliance is both costly and complex.

Our industry is subject to extensive federal, state and local laws and regulations, including comprehensive health care reform legislation, building and zoning requirements and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our existing restaurants and delay, or result in our decision to cancel, the opening of new restaurants, which would adversely affect our business.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws could require us to expend significant funds to make modifications to our restaurant if we failed to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Our marketing strategies and channels will evolve and our programs may or may not be successful.
We incur costs and expend other resources in our marketing efforts to attract and retain guests. The brand's promotion includes public relations, digital and social media, promotions, and marketing tactics through marketplace delivery companies such as Uber Eats. As the number of restaurants increases, and as we expand into new markets, we expect to increase our investment in advertising and consider additional promotional activities. Accordingly, in the future, we will incur greater marketing expenditures, resulting in greater financial risk and a greater impact on our Company. Some of these initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues. Additionally, some of our competitors have greater financial resources, which enables them to spend significantly more on marketing and advertising than we are able to at this time. Should our competitors increase spending on marketing and advertising, or our marketing funds decrease for any reason, or should our advertising and promotions be less effective than those of our competitors, there could be a material adverse effect on our results of operations and financial condition.

Changes in economic conditions could materially affect our business, financial condition and results of operations.
The restaurant industry depends on consumer discretionary spending. Disruptions in the overall economy, including recessions, high unemployment, and financial market volatility and unpredictability, can cause a reduction in consumer confidence, which may negatively affect the restaurant industry. These factors, as well as national, regional and local regulatory and economic conditions, gasoline prices, energy and other utility costs, inclement weather, conditions in the residential real estate and mortgage markets, health care costs, access to

credit, disposable consumer income and consumer confidence, affect discretionary consumer spending which may cause a decrease in purchases from our restaurants. Prolonged negative trends in sales could cause us to, among other things, reduce the number and frequency of new openings and restaurant closures.

We rely heavily on information technology, and any material failure, weakness, interruption or breach of security could prevent us from effectively operating our business.

We rely heavily on information systems, including point-of-sale, inventory management, purchasing, accounting, payment of obligations, credit and debit card transactions, online-ordering platforms and other processes and procedures. Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of these systems. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure, or other catastrophic events, as well as from internal and external security breaches, viruses, and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems as we grow or a breach in security of these systems could result in interruptions to or delays in our business and guest service and reduce efficiency in our operations. If our information technology systems fail and our redundant systems or disaster recovery plans are not adequate to address such failures, or if our business interruption insurance does not sufficiently compensate us for any losses that we may incur, our revenues and profits could be reduced, and the reputation of our brand and our business could be materially adversely affected. In addition, remediation of such problems could result in significant, unplanned capital investments.

We rely heavily on third party marketplace services (i.e. UberEats) and they represent a material portion of our sales transactions

Disruptions by our third-party marketplace services could have an impact on our sales. Additionally, an increase in the commissions and fees charged by these marketplace providers could have a negative effect on our restaurant's level profitability.

Changes in statutory, regulatory, accounting, and other legal requirements could potentially impact our operating and financial results.

We are subject to numerous statutory, regulatory, and legal requirements, domestically and abroad. Our operating results could be negatively impacted by developments in these areas due to the costs of compliance in addition to possible government penalties and litigation in the event of deemed noncompliance. Changes in the regulatory environment in the area of food safety, privacy and information security, wage and hour laws, among others, could potentially impact our operations and financial results. We lease all of our restaurants, and each is classified as an operating lease. The Financial Accounting Standards Board ("FASB") has issued an exposure draft that will revise lease accounting and require many leases currently considered to be operating leases to instead be classified as capital leases. The primary impact to this exposure draft would be that such leases would be recorded on the balance sheet as debt, and they currently have an off-balance sheet classification as operating leases. The timeline for effectiveness of this pronouncement, as well as the final guidelines and potential financial impact, are unclear at this point and may adversely affect our financial results if implemented.

Fluctuations in our tax obligations and effective tax rate and realization of our deferred tax assets may result in volatility of our operating results.

Our effective tax rate in a given financial statement period may be materially impacted by a variety of factors including but not limited to fluctuations in the valuation allowance or by changes to existing accounting rules or regulations. Further, tax legislation may be enacted in the future which could negatively impact our current or future tax structure and effective tax rates.

Restaurant companies have been the target of class action lawsuits and other proceedings that are costly, divert management attention and, if successful, could result in our payment of substantial damages or settlement costs.

Our business is subject to the risk of litigation by employees, guests, suppliers, licensees, stockholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation.

The outcome of litigation, particularly class action and regulatory actions, is difficult to assess or quantify. In recent years, restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state laws regarding workplace and employment matters, discrimination, and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Although we maintain what we believe to be adequate levels of insurance, insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could adversely affect our business and results of operations.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies.

Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Krave, Inc.

By /s/ *Markus Pineyro*

Title: CEO

By /s/ *Markus Pineyro*

Name: Markus Pineyro

Title: CEO

By /s/ *Markus Pineyro*

Name: Markus Pineyro

Title: CEO

By /s/ *Adrian Saide Jacaman*

Name: Adrian Saide Jacaman

Title: Director

By /s/ *Enrique Omar Ramirez Villalpando*

Name: Enrique Omar Ramirez Villalpando

Title: Director

Exhibit A
FINANCIAL STATEMENTS

KRAVE INC.

STATEMENT OF OPERATIONS

For Year Ending December 28, 2025

		2025
		(USD)
Revenue and Cost of Sales		
Revenue	$	1,599,612
Cost of Goods Sold	$	(631,368)
Gross Profit / (Loss)	**$**	**968,243**
Operating Expenses		
General and Administrative Expenses	$	(319,170)
Payroll Expenses	$	(580,667)
Depreciation and Amortization	$	(108,511)
Marketing and Distribution Expenses	$	(145,642)
Selling Expenses	$	(149,895)
Legal and Professional	$	(74,314)
Operating Lease Expense	$	(118,415)
Amortization of ROU Assets	$	(15,770)
Total Operating Expenses	**$**	**(1,512,384)**
Operating Profit / (Loss)	**$**	**(544,141)**
Other Income / (Expense)		
Other Income	$	9,583
Interest Expense	$	(22,369)
Other Expense	$	(21,690)
Total Other Income / (Expense)	**$**	**(34,475)**
Profit / (Loss) Before Income Tax	**$**	**(578,616)**
Income Tax Expense	**$**	**-**
Net Profit / (Loss) for the Period	**$**	**(578,616)**

KRAVE INC.
BALANCE SHEET
As of December 28, 2025

		2025
		(USD)
ASSETS		
Current Assets		
Cash and Cash Equivalents	$	7,960
Trade and other Receivables	$	9,096
Inventories	$	14,921
Other Current Assets	$	40,838
Total Current Assets	$	**72,815**
Non-Current Assets		
Property and Equipment	$	435,094
Right of Use Assets	$	131,762
Intangible Assets	$	66,096
Other Non-Current Assets	$	-
Total Non-Current Assets	$	**632,952**
Total Assets	$	**705,767**
LIABILITIES AND EQUITY		
Current Liabilities		
Trade and Other Payables	$	119,052
Line of Credit	$	150,001
Loan Payable - Current	$	89,595
Lease Liabilities - Short-term	$	98,450
Other Payables	$	-
Total Current Liabilities	$	**457,098**
Non-Current Liabilities		
Lease Liabilities - Long-term	$	107,950
Deferred Liabilities	$	-
Loan Payable - Non-Current	$	0
Notes Payable - Related Parties	$	73,000
Total Non-Current Liabilities	$	**180,951**
Total Liabilities	$	**638,049**
Equity		
Common Stock	$	740
Preferred Stock	$	770
Additional Paid in Capital	$	3,077,602
SAFE Notes	$	-
Retained Earnings	$	(3,011,394)
Total Equity	$	**67,718**
Total Liabilities and Equity	$	**705,767**

KRAVE INC.
STATEMENT OF CASH FLOWS
For Year Ending December 28,2025

		2025
		(USD)
Operating Activities		
Net loss	$	(578,616)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	$	108,511
Non-cash operating lease costs (ROU asset amortization)	$	15,770
Changes in operating assets and liabilities:		
Trade and other receivables	$	(1,395)
Inventories	$	4,978
Other current assets	$	(21,755)
Right of use assets, net of amortization	$	71,754
Trade and other payables	$	28,148
Operating lease liabilities (current and long-term)	$	(29,323)
Deferred liabilities	$	(33,396)
Net cash used in operating activities	**$**	**(435,325)**
Investing Activities		
Property and equipment, net of disposals	$	27,418
Acquisitions of intangible assets	$	(14,026)
Net cash provided by investing activities	**$**	**13,393**
Financing Activities		
Net borrowings under line of credit	$	53,773
Repayments of loans payable, net	$	(34,796)
Proceeds from notes payable - related parties	$	73,000
Proceeds from issuance of preferred stock, net	$	328,612
Net cash provided by financing activities	**$**	**420,588**
Net change in cash and cash equivalents	**$**	**(1,343)**
Cash and cash equivalents at beginning of year	$	9,302
Cash and cash equivalents at end of year	**$**	**7,959**
Supplemental Disclosure of Non-Cash Activities		
Conversion of SAFE notes to preferred stock and APIC	$	1,590,576
Reconciliation Check		
Cash per Balance Sheet (ending)	$	7,960
Difference (rounding)	$	(1)

Note: Cash flow statement prepared using the indirect method for fiscal year 2025. A 2024 comparative is not included as fiscal year 2023 balance sheet data was not provided.

Statement of Stockholders Equity

Krave Inc.

12/28/2025

	Preferred Stock		Common stock				
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
Inception	-	-	-	-	-	-	-
Issuance of founders stock	-	-	5,000,000	500	-	-	500
Common issuance	-	-	2,400,000	240	119,760	-	120,000
Shares issued for Note conversion SS1	3,076,675	308	-	-	1,042,935	-78,786	964,457
Net income (loss)	-	-	-	-	-	-1,678,445	-1,678,445
31-Dec-23	3,076,675	$308	7,400,000	$740	$1,162,695	($1,757,231)	($593,488)
Net income (loss)	-	-	-	-	-	-754,333	-754,333
29-Dec-24	3,076,675	$308	7,400,000	$740	$1,162,695	($2,511,564)	($1,347,821)
Shares issued for SAFE converstion SS2	2,357,191	236	-	-	899,763	-	899,999
Shares issued for SAFE converstion SS3	2,137,189	214	-	-	1,019,781	-	1,019,995
Shares issued for Reg CF offering, net of bonus shares	122,816	12	-	-	85,971	-11,811	74,160
Net income (loss)	-	-	-	-	-	-578,616	-578,616
28-Dec-25	7,693,871	$770	7,400,000	$740	$3,168,211	($3,101,991)	$67,718

NOTE 1 – NATURE OF OPERATIONS

Krave Inc. was formed on 01/13/2021 ("Inception") in the State of DE. The financial statements of Krave Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dallas, TX.

Krave Inc. sells prepared food and beverages through multiple brands/food concepts created by Krave primarily through Krave's ordering platform (app and web page) and through third party marketplace services . The Company's business model consists of a digitally native, multi-brand restaurant concept with a physical location, where customers can order from a variety of brands for delivery, pick-up, or dine-in through a seamless tech-enabled experience focused on GenZ and millennials that value optionality and convenience but at the same time looking for a best in class product. We cater to busy professionals and families, and/or customers looking to place group orders from multiple brands or traditional catering orders. Our products, which primarily consist in the sale of food and beverages, is sold in Dallas through our retail location as well as through our online ordering platform and third-party marketplace services such as Uber Eats

Krave Inc (dba oomi) is building the restaurant of the future—where convenience, variety, and technology come together under one roof.

We operate a digitally native, multi-brand restaurant from a single physical location, allowing customers to mix and match from multiple virtual concepts in one seamless order—whether for delivery, pick-up, or dine-in. Our model maximizes kitchen efficiency, increases average order value, and gives customers more of what they want: flavor, speed, and flexibility.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 28, 2025, and December 29, 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company generates revenue from the sale of food and beverages to retail customers. Payments are typically collected through credit card processors and/or marketplace platforms, with cash receipts received approximately 2–3 days after the transaction is completed. The Company's primary performance obligation is the delivery of food and beverages, which is satisfied at the point of sale in-store or upon delivery to the customer. Revenue is recognized at the time control of the goods transfers to the customer, reflecting the point at which the performance obligation is fully satisfied.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

The Company has incurred cumulative losses for the past three years and has not recorded any current income tax expense for the years ending December 31, 2025, 2024 and 2023. The Company's Net Operating Loss (NOL) as of December 31, 2024, was $3,011,394 and is expected to increase for 2025, though it has not yet filed its taxes.

The Company's effective tax rate was 0% for all periods presented due to the valuation allowance

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

- Term Loan - The Company converted a revolving line of credit with Original Bank, providing a total borrowing capacity of $150,000 to a term loan in October 2025. Term loan has a term of 24 months with a 36 month amortization schedule.

- Loan Payable – In March 2022, the Company entered into a finance agreement with LEAF Capital Funding, LLC for $201,975.47 to acquire equipment and related assets. The 63-month term consists of a 3-month deferral period with no payments, followed by 60 monthly payments of $4,282.49. Beginning with the fifth payment, an additional $316.96 was added to each monthly payment. The obligation is secured by a first-priority interest in the financed assets. As of December 31, 2025 and 2024, the outstanding balance was $70,912 and $124,392, respectively.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

- Operating leases: In October 2021, the Company entered into an operating lease agreement with 3510 RA, LLC for office and commercial space located at RA 3510 Shopping Lease Center. The term and duration of the lease was for a period of five (5) years commencing in May 2022 and ending in May 2027. At commencement, the Company recognized a right-of-use asset and a corresponding lease liability of $475,583, representing the present value of future lease payments.

- Finance Lease: The Company is required to follow the guidance of Accounting Standards Codifi cation 842 ("ASC 842"), Leases. In June 2022, the Company entered into a fi nance lease agreement with Bush Truck Leasing, Inc. for a 2022 Mercedes-Benz Sprinter. The term and duration of the lease was for a period of sixty (60) months commencing in June 2022 and ending in May 2027. The lease includes fixed monthly payments of $1,428 base rent and provides the Company with an option to purchase the vehicle at the end of the lease term. At commencement, the Company recognized a right-of-use asset and a corresponding lease liability of $78,849, representing the present value of future lease payments.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 18,000,000 shares of our common stock with par value of $0.0001. As of 12/31/2025 the company has currently issued 7,400,000 shares of our common stock.

We have authorized the issuance of 10,094,380 shares of our preferred stock with par value of $0.0001. As of 12/31/2025 the company has currently issued 7,645,215 shares of our preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Name of Person: Adrian Saide-Jacaman
Relationship to Company: Co-founder and Board Member
Nature / amount of interest in the transaction: Note Payable for $69,000.
Material Terms: $69,000 loan with 0% interest

Name of Person: Markus Pineyro
Relationship to Company: Co-founder and CEO
Nature / amount of interest in the transaction: Note Payable for $4,000.
Material Terms: $4,000 loan with 0% interest

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through, 04/30/2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Markus Pineyro, the CEO of Krave Inc, hereby certify that the financial statements of Krave Inc and notes thereto for the periods ending 28/12/2025 and 29/12/2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024 the amounts reported on our tax returns were total income of $467,618; taxable income of $-805,775 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04/30/2026.

_____ (Signature)

CEO

04/30/2026